
Mail Stop 3561

June 17, 2009

Via U.S. Mail

Richard A. Parlontieri
President and Chief Executive Officer
Speedemissions, Inc.
1015 Tyrone Road, Suite 220
Tyrone, Georgia 30290

> **Re: Speedemissions, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 21, 2009**
> **File No. 333-146733**

Dear Mr. Parlontieri:

We have reviewed your amended filing and responses to the verbal comments issued on July 15, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Prospectus

General

1. Provide your analysis of why Barron Partners LP should not be identified as an underwriter in this offering. Also, tell us why you have not identified Barron as a 5% holder of your common stock on page 17, in light of its right to obtain significantly more than 5% of your common stock within 60 days.

Prospectus Cover Page

2. Please clarify that the offering will terminate on the *earlier* of May 21, 2011 and when all shares are sold, if true.

Prospectus Summary

    3. Revise to discuss your recent store closings disclosed on page 22.

Withdrawal of Prior Registration Statements, page 2

    4. We note your disclosure that you registered i) 579,348 common shares by existing shareholders and 768,008 common shares by existing warrant and preferred stockholders in September 2004, and (ii) 84,829 common shares by existing shareholders and 27,702,433 common shares for sale by existing warrant and preferred stockholders in August 2005. However, it appears that the related registration statements registered different amounts of securities. Revise to explain the inconsistencies. In addition, tell is whether the prior registration statements register shares you are also attempting to register on this registration statement.

Risk Factors

Current economic conditions, including recent disruptions in the financial markets, may adversely affect our industry, page 3

    5. We note the disclosure on pages 22 and 27 that you have closed 12 vehicle emissions testing and safety inspection stations since January 2008 due to low test volumes. Please tell us whether your recent station closings were due to current economic conditions. If applicable, revise the risk factor to disclose your recent closings and possible future closings due to economic conditions.

Plan of Distribution, page 12

    6. Refer to the first sentence of the first paragraph. We note the disclosure that you are registering i) 2,127,150 common shares and ii) 38,402,787 shares of common stock issuable upon conversion of your preferred stock and warrants. However, you state on the cover to the prospectus that you are registering 38,445,288 shares of common stock issuable upon conversion of your preferred stock and warrants. Please revise your disclosure to explain the inconsistencies.

Description of Business, page 22

    7. The title "Expansion of Business" does not appear to adequately describe the succeeding disclosure, which discusses, in part, 12 store closings. Please revise.

Management's Discussion and Analysis, page 28

8. We note your reference to Section 27A of the Securities Act and Section 21E of the Exchange Act. We further note your risk factor on page 7 that you are an issuer of "penny stock." Please either remove references to Section 27A of the Securities Act and Section 21E of the Exchange Act or tell us why, as an issuer of penny stock, you believe that you are entitled to rely on these safe harbors.

Results of Operations
Year Ended December 31, 2009 compared to the year ended December 31, 2007, page 29

9. We note you provide a table disclosing other income, interest expense, net loss and basic and diluted loss per share. However, we note that the ($134,801) amount disclosed as "net loss" for the year ended December 31, 2008 is net loss from continuing operations, and the ($264,232) amount disclosed as "net loss" for the year ended December 31, 2007 includes discontinued operations. Please revise to make these amounts consistent and to make the titles appropriately describe the nature of the amount.

10. We note that interest expense increased significantly between 2007 and 2008. In light of the fact that the equipment financing obligation liability appears to have decreased, please tell us, and revise your disclosure to explain the reason for this increase in interest expense.

Critical Accounting Policies, page 33

11. We note your disclosure that you have identified certain accounting policies, including the valuation of goodwill, as a key to an understanding the financial statements. However, in addition to identifying this as a critical accounting policy, we believe your disclosure should include a discussion of why the valuation of goodwill is critical and how any changes in the estimates surrounding this accounting policy may affect your financial statements. Please revise your critical accounting policies section to provide a more robust discussion around the valuation of goodwill, which addresses the following areas:

- *Types of assumptions underlying the most significant and subjective estimates;*
- *Sensitivity of those estimates to deviations of actual results from management's assumptions; and*
- *Circumstances that have resulted in revised assumptions in the past.*

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Description of Property, page 34

12. Refer to the last sentence of the second paragraph and the accompanying table.
    While the accompanying table indicates 39 stores, we note the disclosure of "31
    stores" as of May 4, 2009. Please revise.

Recent Sales of Unregistered Securities; Use of Proceeds from Registered Securities,
page 37

13. Please revise the disclosure to provide for i) the June 4, 2007 transaction on which
    existing warrant-holders exchanged their warrants for common stock and ii) the
    September 13, 2006 transaction where you issued common stock to two
    shareholders of Just, Inc. Refer to the disclosure under "Recent Sales of
    Unregistered Securities" in Part II of the registration statement.

14. We note the disclosure in the third paragraph which states that the "proceeds from
    the offering were used to purchase equipment for new stores and for operating
    capital for the Company." Revise to disclose which offering you are referring to
    and provide the information required under Item 701(f) of Regulation S-K.

Balance Sheet, page F-3

15. We note that the majority of your assets as of December 31, 2008 consist of
    goodwill. In light of the continued losses, negative operating cash flow for the
    year ended December 31, 2008 and the decrease in your stock price in 2008 and
    the first quarter of 2009, please explain to us why you do not believe goodwill is
    impaired as of December 31, 2009. As part of you response, please tell us when
    the last impairment analysis was performed and provide us with the significant
    assumptions used in that impairment analysis.

Statements of Operations, page F-4

16. We note your disclosure that for the year ended December 31, 2008 you
    recognized a $48,668 gain on the disposal of non-strategic assets. Please provide
    us with more details about the nature of these assets and the terms of the sale.
    Also, please tell us if these assets related to the stores presented as discontinued
    operations during 2008 and 2007.

Other

17. The financial statements should be updated, as necessary, to comply with Rule 8-
    08 of Regulation S-X at the effective date of the registration statement.

18. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Jennifer M. Moseley, Esq.
       Burr & Forman, LLP
       Fax: (205) 458-5100